December 8, 2015
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: H. Roger Schwall

Re:	Withdrawal of Acceleration Request
Registration Statement on Form S-3 (File No. 333-204609) of Holly Energy Partners, L.P., Holly Energy Finance Corp. and the additional registrant guarantors listed therein

Ladies and Gentlemen:
Reference is made to our letter, filed as correspondence via EDGAR on November 23, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 9:00 a.m., Eastern Time, on November 25, 2015, in accordance with Rule 461 under the Securities Act of 1933. We hereby formally withdraw our request for acceleration of the effective date. The Company expects to file a new acceleration request with a future requested effective date for the Registration Statement.
If you need additional information, please contact Alan J. Bogdanow of Vinson & Elkins L.L.P. at (214) 220-7857.

Very truly yours, HOLLY ENERGY PARTNERS, L.P.

By:	HEP LOGISTICS HOLDINGS, L.P., its General Partner

By:	HOLLY LOGISTIC SERVICES, L.L.C., its General Partner

By:	/s/ Denise C. McWatters
Denise C. McWatters Senior Vice President, General Counsel and Secretary